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                                                                   EXHIBIT 23.1

                         INDEPENDENT AUDITORS' CONSENT

To the Compensation Committee of the
Board of Directors of
Encompass Services Corporation:

   We consent to the incorporation by reference in the Registration Statement on Form S-8 of Encompass Services Corporation (filed under Securities and Exchange Commission File No. 333-69421) of our report dated June 28, 2002, relating to the statements of net assets available for plan benefits of the Encompass 401(k) Savings and Retirement Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 11-K of the Encompass 401(k) Savings and Retirement Plan.

/s/ KPMG LLP
Houston, Texas

June 28, 2002